July 31, 2014

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:	J. Nolan McWilliams,
Attorney-Advisor

Re: Tsakos Energy Navigation Limited

Registration Statement on Form F-3, as amended (Registration No. 333-196839)

Mr. McWilliams:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tsakos Energy Navigation Limited (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form F-3 (Registration No. 333-196839) so that the Registration Statement becomes effective at 4:00 p.m., Eastern Time, on August 1, 2014, or as soon as practicable thereafter.

The Registrant acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TSAKOS ENERGY NAVIGATION LIMITED

/s/ Paul Durham
Name: Paul Durham
Title: Chief Financial Officer